

October 17, 2014

Thomas R. Westle, Esq.
Blank Rome LLP
405 Lexington Avenue
New York, New York 10174
Philadelphia, PA 19103

Re: Cornerstone Total Return Fund, Inc.
        Registration Statement on Form N-2
        File Numbers: 333-198846 and 811-02363

Dear Mr. Westle:

Cornerstone Total Return Fund, Inc. (the "Fund") filed a registration statement on September 19, 2014 (the "Registration Statement"). The filing was made for the purpose of registering non-transferable rights ("Rights") to shareholders of the Fund to obtain new shares of the Fund ("Shares").   Based on our review of the Registration Statement, we have the following comments. The captions used below correspond to the captions the Fund uses in its Registration Statement. Please note, however, that the comments we give in one section are applicable to other sections of the Registration Statement that contain similar disclosure, unless otherwise indicated.

General

1. The Staff notes that this is a new registration statement under the Securities Act of 1933 and the Registrant has already included a Section 8(a) delaying amendment language on the front cover page. In future instances where Registrant files a registration statement for the same type of Offering, please make sure that box referencing Section 8(c) of the Securities Act is left unchecked.

2. We note that portions of the Registration Statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Calculation of Registration Fee Under the Securities Act of 1933

3. We note that it is not clear whether the Registration Fee Table takes into account any over-allotment shares. Please clarify in a footnote.

Prospectus

Summary

General

1. Please state prominently in the Summary that the Fund's investments have failed to provide adequate income to meet the requirements of the Fund's distribution policy and that the Fund has made return of capital distributions to maintain the distribution policy.

Page 7

4. In the bullet point discussing the anti-dilutive nature of the Offering (with respect to value but not voting power), please revise the disclosure to use plain English language to explain the difference to shareholders.

5. The Prospectus states that the Fund "may invest without limitation in other closed-end investment companies and ETFs." Please confirm that the Fund will not invest in private investment companies in excess of 15% of the Fund's assets and that any such investment will count towards the calculation of the 20% limitation on investments in illiquid securities.

Page 8

6. The Prospectus states that the "Fund's annual portfolio turnover rate is expected to be continue to be relatively low, ranging between 10% and 90%." Briefly explain any significant change in the Fund's portfolio turnover rates over the last two fiscal years.

Summary of Fund Expenses

Page 16

7. Footnote 4 to the Summary of Fund Expenses table discloses that the example "assumes that the Fund uses no leverage, as currently intended." Please confirm that the Fund does not intend to utilize any leverage within a year from the effective date of the Registration Statement

Use of Proceeds

Page 29

8. The Prospectus states that the net proceeds of the Offering will be invested in accordance with the Fund's investment objective and policies as soon as practicable after the completion of the Offering. One of the primary reasons stated in the Prospectus for the Offering is that the Offering will allow the Fund to maintain its distribution policy. Please

revise the disclosure in this section to give prominence to this intended use of the offering proceeds.

Management of the Fund

Page 43

9. Please disclose the length of service of the Portfolio Manager and state his business experience during the past 5 years.

10. It is disclosed that the sole portfolio manager of the Fund, Mr. Bradshaw, "may consult with Gary Bentz, another officer of the Adviser, regarding investment decisions. In your response letter, please confirm that Mr. Bentz has no independent discretion to make portfolio decisions.

11. Please confirm that no disclosure is required in response to Item 9.3 regarding control persons of the Fund.

Determination of Net Asset Value

Page 45

12. Please add clarifying language as to how the Fund values its investments in other investment companies (private funds, other closed-end funds, traded or non-traded, and ETFs), and that the prospectuses for such companies explain the circumstances under which those companies will use fair value pricing.

Statement of Additional Information

Management

Page B-5

13. In the Director's table, please confirm that the last column that lists other directorship held by the Fund's Directors during the past 5 years.

Allocation of Brokerage

Page B-17

14. Please disclose that any research or other benefits received by the Adviser from a broker-dealer, for transactions where the Fund will be "paying-up", will qualify for the safe harbor provisions under Section 28(e) of the Securities Exchange Act of 1934

*   *   *   *   *   *

3

You are reminded that the burden of full and fair disclosure rests with each registrant, its counsel, and others engaged in the preparation of the Registration Statement. As a matter of law, this burden cannot be shifted to the Commission or its staff.

Notwithstanding our comments, please furnish a letter with respect to the Fund acknowledging that:

- the Fund is responsible for the adequacy and accuracy of the disclosure in its filings;

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from full responsibility for the adequacy and accuracy of the disclosure in the filings;

- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statements as confirmation that those requesting acceleration are aware of their respective responsibilities.

Please respond to this letter in the form of a pre-effective amendment for the Fund. Please respond to all comment letters in a letter filed in the form of EDGAR correspondence. Where no changes will be made in response to a comment, please so state in your letter and explain the basis for your position. The staff may have further comments after reviewing your responses.

Should you have any questions regarding this letter, please contact me at (202) 551-6908.

Sincerely,

/s/ Asen Parachkevov
Attorney Adviser